

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Stephen Stamp
Chief Executive Officer and Chief Financial Officer
Biodexa Pharmaceuticals Plc
1 Caspian Point
Caspian Way
Cardiff, CF10 4DQ, United Kingdom

>   **Re: Biodexa Pharmaceuticals Plc**
>   **Post-Effective Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed May 12, 2023**
>   **File No. 333-270353**

Dear Stephen Stamp:

  We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1, filed May 12, 2023

Cover Page

1.   We note your disclosure in the explanatory note stating that the underlying registration statement originally covered the resale of up to an aggregate of 108,489,511 ordinary shares represented by 21,697,902 ADSs. However, the explanatory note also references the company's Form F-1 filed March 8, 2023, declared effective on March 24, 2023, which registered 2,169,790,225 ordinary shares representing 86,791,609 ADSs. We then note that this Post-Effective Amendment relates to the resale of an aggregate of 7,661,935 ordinary shares represented by 1,532,387 ADSs. Please revise your explanatory note and/or cover page disclosure to reconcile and explain the inconsistencies in the share and ADS figures.

<u>Exhibits</u>

2.   We note that the opinion of counsel attached as Exhibit 5.1 is dated August 5, 2020; however, the legal opinion filed with the original Form F-1 was dated March 8, 2023. We also note that the number of ordinary shares referenced in the filed opinion does not appear consistent with the number of shares reflected in this Post-Effective Amendment. Please advise or file a corrected opinion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jason McCaffrey